Exhibit 3.1

Amendment No. 5
to
Amended and Restated Agreement of Limited Partnership
of Williams Partners L.P.

This Amendment No. 5, dated April 16, 2009 (this “Amendment”) to the Amended and Restated Agreement of Limited Partnership, dated as of August 23, 2005, as amended (the “Partnership Agreement”), of Williams Partners L.P., a Delaware limited partnership (the “Partnership”), is entered into and effectuated by Williams Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), pursuant to authority granted to it in Article XIII of the Partnership Agreement. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. Section 6.4 is hereby amended by adding a new subsection (c) to such Section:

“(c) Notwithstanding anything to the contrary in this Section 6.4, any distributions of Available Cash to the holder of the Incentive Distribution Rights provided for in clauses (iii), (iv) and (v) of Subsection 6.4(b) with respect to each Quarter ending in 2009 shall be reduced to zero.”

2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

4. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those provisions of this Amendment that are valid, enforceable and legal.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

Williams Partners GP LLC

By: /s/ Alan S. Armstrong
Alan S. Armstrong
Chief Operating Officer